CHEMBIO
DIAGNOSTICS, INC.


DPP®
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S H C
CHEMBIO
Buffer
ID
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Sample
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Buffer

RAPID TESTS FOR EARLIER TREATMENT™

January 8, 2018

NASDAQ: CEMI

Forward-Looking Statement

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions, and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to develop, manufacture, market and finance new products and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Other factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

Mission

To develop and commercialize simple, fast and reliable point-of-care diagnostic tests that improve diagnosis or monitoring of disease

Chembio's Dual Path Platform (DPP®) Technology
Next-Generation Point-of-Care Technology Platform

- Patented point-of-care (POC) technology platform

- Provides enhanced sensitivity vs. lateral flow technology

- Allows multiplexing (i.e., multiple test results from a single patient sample)

- Provides quantitative results when used with DPP® Micro Reader

- Adapts to multiple sample types (i.e., blood, oral fluid)

- Applies to a range of diseases and markets

- Includes unique sample collection device (i.e., SampleTainer®)





Chembio's Dual Path Platform (DPP®) Technology
Leveraging Our Technology Platform to Enter New Markets

THREE AREAS OF STRATEGIC FOCUS

Sexually Transmitted Disease Business

Tropical and Fever Disease Business

Technology Collaborations

DPP® TECHNOLOGY PLATFORM

HIV and Syphilis Continue as Global Health Concerns
Testing for co-infection important for pregnant women and MSM

United States HIV

1.1 million
living with HIV

39,782
diagnosed with HIV

~1 in 7 (15%)
unaware of HIV infection

Global HIV

36.7 million
living with HIV

1.8 million
Diagnosed with HIV

~1.0 million
died of AIDS-related illnesses

United States SYP

88,042
18% increase in cases
reported to CDC (2015-2016)

Global SYP

~12 million
new infections/year

Source: Centers for Disease Control & Prevention (CDC) website; World Health Organization (WHO) website; Data as of 12/31/16

CHEMBIO

Traditional Lateral Flow HIV Products
STAT-PAK® and SURE CHECK® HIV Assays

- **Product Features & Benefits**
  - FDA (PMA) approved, CLIA-waived
  - CE marked, WHO pre-qualified
  - 2.5 - 5.0 µL blood sample
  - 15 - 20 minute test time
  - Specificity: 99.9%, Sensitivity: 99.7%



Chembio HIV 1/2 STAT-PAK®



Chembio SURE CHECK® HIV 1/2*

- **Commercialization**
  - High quality brands, marketed globally since 2007
  - Sold to public health clinics, POLs, hospitals, self test (EU)
  - Distribution partners:

    US: Fisher, McKesson, H. Schein
    Caribbean: Isla Lab

Strengthening our Core STD Business
DPP® HIV-SYP and DPP® HIV 1/2 Assays

- ## DPP® HIV-Syphilis Combo Assay

  – Chembio has a history of leadership
    - First to receive USAID, ANVISA (Brazil), COFEPRIS (Mexico) approvals

  – Completed U.S. clinical trial for FDA PMA submission: Q4 2017

  – Global screening opportunity:
    - Pregnant women and MSM



- ## DPP® HIV 1/2 Assay

  – Received FDA (PMA) approval (2013),

  – Received CLIA-waiver (2014) (blood and oral fluid)

  – Superior performance vs. competitors (sensitivity)



Strengthening our Core STD Business
DPP® Syphilis Screen & Confirm and SURE CHECK® HIV Self Test

- ## DPP® Syphilis Screen & Confirm Assay

  – Simultaneously and separately detects treponemal and nontreponemal antibodies

  – Screen and confirm in only 15 minutes, with a single drop of fingerstick blood, on a single test

  – Sensitivity: 99.7%



- ## SURE CHECK® HIV Self Test (Ex-US)

  – Simple, fast, reliable HIV assay
  – Small sample: 2.5uL fingerstick
  – Integrated sample collection device
  – Sensitivity: 99.7%; Specificity: 99.9%



Fever Diseases - A Growing Global Concern
Malaria, Dengue, Zika, Chikungunya, Ebola, and Others

- **Mosquito-Borne Illnesses**
  - Mosquito → world's deadliest animal
  - Responsible for 725,000 deaths/year
  - Global geographic coverage
- **Established Fever Markets:**
  - Malaria: 214MM annual infections
  - Dengue: 390MM annual infections
- **Emerging Fever Markets:**
  - Zika
  - Chikungunya
  - Ebola
- **Which Fever Threat Will We Face Next?**



The World's Deadliest Animals
Number of people killed by animals per year
725,000
Mosquito
475,000
Human
50,000
Snake
25,000
Dog
10,000
Tsetse fly
(sleeping sickness)
10,000
Assassin bug
(Chagas disease)
10,000
Freshwater snail
(schistosomiasis)
2,500
Ascaris roundworm
2,000
Tapeworm
1,000
Crocodile
500
Hippopotamus
100
Elephant
100
Lion
10
Wolf
10
Shark
@StatistaCharts
Source: Gatesnotes
statista



Predicted distribution of Aedes aegypti
1
0
Moritz UG Kraemer et al. eLife Sciences 2015;4:e08347
eLIFE
UCDAVIS
VETERINARY MEDICINE

Source: Centers for Disease Control & Prevention (CDC) website; World Health Organization (WHO) website

Fever Disease - Product Development

Chembio Collaborates with World Leading Organizations

DPP® Malaria Assay	Bill & Melinda Gates foundation
DPP® Dengue Assay	RVR Diagnostics Sdn Bhd
DPP® Zika Assay DPP® Zika/Dengue/Chikungunya Assay	BARDA; Ministério da Saúde, FIOCRUZ Fundação Oswaldo Cruz; Department of Health & Human Services USA, CDC
DPP® Fever Panel Assay - Asia	FIND Because diagnosis matters
DPP® Fever Panel Assay - Africa	The Paul G. Allen Family Foundation
DPP® Ebola Assay DPP® Malaria/Ebola Assay	Department of Health & Human Services USA, CDC













Chembio is Well-Positioned to Address Zika Virus
Key Regulatory Approvals: U.S. FDA EUA, CE mark, ANVISA

- **Local Zika Transmission**
  - 2015 (Brazil) → 2018 (~90 countries)
- **Who Needs to Be Tested?**
  - Pregnant women
  - Residents and travelers (endemic areas)
- **Molecular (MDx) Test Limitations**
  - Laboratory test, venous sample
  - Detects acute infections only - not antibodies
  - High cost
- **Chembio Zika Test Advantage**
  - Convenience: POC test; fingerstick sample
  - Detects antibodies (IgM/IgG)
  - Quantitative results: DPP® Micro Reader
  - Time to result: 15 minutes
  - Low cost compared to MDx tests



Reported active transmission
See inset map
Mexico
Belize
Honduras
Guatemala
Nicaragua
El Salvador
Panama
Costa Rica
Venezuela
Guyana
French Guiana
Suriname
Colombia
Ecuador
Cape Verde
Marshall Is.
Kosrae (Micronesia)
Papua New Guinea
Samoa
American Samoa
Fiji
Tonga
New Caledonia
Peru
Brazil
Bolivia
Paraguay
Argentina
Cuba
Jamaica
Haiti
Dominican Rep.
Puerto Rico
US Virgin Is.
Sint Eustatius
Anguilla
St. Martin
Sint Maarten
St. Barthelemy
Guadeloupe
Dominica
Martinique
St. Lucia
St. Vin. and Gren.
Barbados
Aruba
Curaçao
Bonaire
Trinidad & Tobago
Colombia
Venezuela



DPP® Zika
IgM
T1 C
ID
Sample + Buffer
1
2 Buffer
T2 C
IgG
CHEMBIO

Source: Centers for Disease Control & Prevention (CDC) website

DPP® Zika Assay Product Development Timeline
Demonstrates Speed of Development and Scientific Expertise

- **DPP® Zika Assay: only U.S. FDA Approved Rapid Test for Zika Virus**



Received PGAFF grant; initiated DPP® Zika Project
Completed initial testing; including 600 pregnant women
Announced regulatory filings: WHO-EUA, Cofepris, CE mark
Announced HHS/BARDA funding contract
Received ANVISA approval; DPP® Zika Assay
2/16
3/16
4/16
5/16
6/16
7/16
8/16
9/16
10/16
11/16
12/16
Announced regulatory filings: FDA-EUA, ANVISA
Awarded CDC Surveillance Program: DPP® Zika/Dengue/Chikungunya (Peru, India, Guatemala, Haiti)
Announced Zika Collaboration; Bio-Manguinhos/Fiocruz (Brazil)
Received CE mark (Europe, Caribbean)
Successful INCQS Evaluation

Completed Technology Collaborations:
Bio-Rad (NYSE: BIO) and DPP® Micro Reader

- **Bio-Rad Geenius™ System:**
  - Multiplex DPP® HIV Confirmatory Assay
  - Developed by Chembio
  - Licensed to Bio-Rad
  - Marketed/sold by Bio-Rad (ex-Brazil)



- **Chembio DPP® Micro Reader:**
  - Improves DPP® performance
  - Provides quantitative results
  - Standardizes result interpretation
  - Data capture, storage, transmission
  - Key features: simple, palm-sized, battery-operated, cost-effective



Ongoing Technology Collaborations
Leveraging Our Patented DPP® Technology Platform

DPP® "Undisclosed Biomarker" Assay	AstraZeneca
DPP® Cancer Assay	**Undisclosed Collaborator**
DPP® Bovine TB Assay	USDA
DPP® Concussion Assay	*Perseus Science Group LLC*

CHEMBIO

Chembio's Global Organization
Expanding Commercial and Manufacturing Operations



● Ireland

● Chembio U.S. (NY)

● Chembio Malaysia

● Colombia

● Brazil
Bio-Manguinhos

● Africa

Manufacturing Operations
Facilities: 65,000 sq. ft.
Capacity: 25MM tests
Certification: ISO 13485
Regulatory Compliance: (FDA, WHO, USDA, ANVISA)

● Manufacturing & Sales
● Sales

CHEMBIO

Selected Financial Highlights

	Quarter Ended (in 000's)		9 Months Ended (in 000's)	
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Net Product Revenues	$6,133	$2,502	$14,453	$10,453
Total Revenues	$7,587	$3,746	$18,027	$13,614
Gross Margin	$3,523	$1,952	$8,539	$6,698
Loss from Operations	($589)	($2,144)	($4,398)	($4,998)
Net Loss	($585)	($2,138)	($4,373)	($10,789)*
Accounts Receivable Net	$5,768	$4,208	$5,768	$4,208
Cash (as of end of period)	$1,872	$12,172	$1,872	$12,172

* The net loss in the 2016 period includes a tax provision for the recording of a valuation allowance on the Company's deferred tax asset of $5,801,000.

CHEMBIO

Investment Highlights

- **A global leader in point-of-care (POC) infectious disease**
  - Sales & marketing organization in U.S., LATAM, Europe, Africa, and APAC
  - Manufacturing operations in the U.S. (NY) and Malaysia

- **Groundbreaking patented DPP® technology platform**
  - Superior sensitivity and specificity vs. traditional lateral flow technology
  - Multiple tests from a tiny (10µL) drop of fingertip blood (multiplexing)

- **Robust pipeline of new DPP® POC assays in development**
  - DPP® HIV-Syphilis Combination Assay (U.S. version)
  - DPP® Fever Assays (Malaria, Dengue, Zika, Chikungunya, Ebola, + others)
  - DPP® Technology Collaborations (Cancer, Concussion, Undisclosed, Bovine TB)

- **Multiple high-value collaborations**
  - U.S. Government: HHS/ASPR/BARDA, CDC: DPP®Zika
  - AstraZeneca: DPP® "Undisclosed Biomarker"
  - Bill & Melinda Gates Foundation: DPP® Malaria
  - Paul G. Allen Ebola Program: DPP® Fever Panel - Africa
  - FIND: DPP® Fever Panel - Asia

Experienced Executive Leadership Team

EXECUTIVE	JOINED CHEMBIO	PREVIOUS EXPERIENCE
John Sperzel President & CEO	2014	2011-2013, President and CEO of ITC/Accriva; 1987-2011 Axis Shield, Bayer Diagnostics, Instrumentation Laboratory and Boehringer Mannheim
Neil Goldman, CPA Chief Financial Officer; Executive Vice President	2017	2015-2017, CFO of J.S. Held; 1989-2015 Unwired Technology LLC/Delphi Corp., EPPCO Enterprises, Ernst & Young
Javan Esfandiari, M.S. Chief Science & Technology Officer; Executive Vice President	2000	1997-2000, Co-Founder of Sinovus Biotech AB (Sweden), acquired by Chembio in 2000; 1993-1997 R&D Director of On-Site Biotech
Sharon Klugewicz, M.S. President, Americas Region	2012	2009-2012, Sr. VP Scientific & Laboratory Services of Pall Corporation; 1991-2009 Pall Corporation
Robert Passas, Ph.D. President, EMEA & APAC Regions	2016	2015-2016, VP, Worldwide Marketing and International Sales of Trinity Biotech; 1993-2015 The Binding Site, Abbott, Trinity Biotech, Quidel
Thomas Ippolito VP Regulatory & Clinical Affairs	2005	2000-2005, VP Quality & Regulatory of Biospecific Technologies Corp.; 1984-2000 United Biomedical Inc., Analytab Products Inc. and Eastern LI Hospital
Paul Lambotte, Ph. D. VP Product Development	2014	2009-2014, President of PLC Inc.; 2009-2012, Chief Science Officer of Axxin Pty Ltd.; 2000-2009, VP of R&D and Business Development Quidel, Inc.
David Gyorke VP Manufacturing Operations	2017	2011-2016, VP Operations of Nanomix; 1983-2011, NeoVista, Farallon Medical, Inc., Cholestech Corporation, Bio-Rad